UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

[X]	Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2010

or

[ ]	Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

                         For the transition period from __________ to ___________

Commission file number 1-7297

                         A.   Full title of the plan and the address of the plan, if different from that of the issuer named below:

Nicor Companies Savings Investment Plan and
Nicor Gas Thrift Plan

                         B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

Nicor Inc.
1844 Ferry Road
Naperville, Illinois 60563-9600

Note:  All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Nicor Companies
Savings Investment Plan
(Employer Identification
No. 36-2863847 Plan No. 4)

Financial Statements as of and for the
Years Ended December 31, 2010 and 2009 and
Supplemental Schedule Required for Form 5500
as of December 31, 2010, and
Report of Independent Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Nicor Companies Savings Investment Plan Committee:

We have audited the accompanying statements of net assets available for benefits of Nicor Companies Savings Investment Plan (the "Plan") as of December 31, 2010 and 2009, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2010 and 2009, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2010, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2010 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ DELOITTE & TOUCHE LLP

Chicago, Illinois
June 15, 2011

Nicor Companies Savings Investment Plan
Statements of Net Assets Available for Benefits

	December 31
	2010	2009
Assets:
Participant-directed investments in Master Trust, at fair value	$191,131,284	$169,632,778

Receivables:
Notes receivable from participants	3,240,614	2,870,907
Employer contributions	646,949	575,123
Participant contributions	228,041	226,442
	4,115,604	3,672,472

Net assets available for benefits, at fair value	195,246,888	173,305,250

Adjustment from fair value to contract value for the stable value fund	(2,294,915)	(1,196,626)

Net assets available for benefits	$192,951,973	$172,108,624

Statements of Changes in Net Assets Available for Benefits

	Year ended December 31
	2010	2009

Net increase in Plan assets from investment activities of the Master Trust	$19,480,775	$25,037,915

Contributions:
Participant	7,742,040	7,174,357
Employer	4,278,512	4,028,503
	12,020,552	11,202,860

Interest income on notes receivable from participants	157,350	156,696

Benefits paid to participants	(10,988,278)	(7,747,052)

Transfers in	172,950	328,173

Net increase	20,843,349	28,978,592

Net assets available for benefits at beginning of year	172,108,624	143,130,032

Net assets available for benefits at end of year	$192,951,973	$172,108,624

The accompanying notes are an integral part of these statements.

Nicor Companies Savings Investment Plan
Notes to the Financial Statements
For the Years Ended December 31, 2010 and 2009

1.  DESCRIPTION OF THE PLAN

The following description of the Nicor Companies Savings Investment Plan (the “Plan”) provides only general information.  Participants should refer to the Plan agreement for more detailed information.

The Plan.  The Plan is a defined contribution plan that is designed to provide retirement benefits to substantially all employees of Northern Illinois Gas Company (doing business as Nicor Gas Company) not represented by a collective bargaining agreement and employees of certain affiliated companies (collectively referred to as the “Company” or “Plan Sponsor”).  Plan investments are commingled with those of the Nicor Gas Thrift Plan and held for safekeeping and investment by the Nicor Companies Savings Investment Plan and Nicor Gas Thrift Plan Trust (the “Master Trust”).  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

The Plan Sponsor is wholly owned by Nicor Inc. (“Nicor”).  In December 2010, Nicor and AGL Resources, Inc. entered into a definitive merger agreement, which Nicor expects will be complete in the second half of 2011.  Completion of the merger is conditioned upon, among other things, the receipt of various regulatory approvals, including the Illinois Commerce Commission.

Plan administration.  Authority to control and manage the operation and administration of the Plan is vested in a committee appointed by the Board of Directors of the Company.  The Vanguard Fiduciary Trust Company (“VFTC”) acts as trustee for the Master Trust and holds the investments of the Plan under the terms of a trust agreement.  The VFTC also acts as investment manager for certain assets of the Plan.  Certain administrative expenses associated with the operation of the Plan are paid from Plan assets.

Contributions.  Subject to Plan and Internal Revenue Service (“IRS”) limitations, the participant may elect to make either:  1) tax-deferred, 2) Roth 401(k) after-tax contributions or 3) traditional after-tax contributions, or a combination thereof, by payroll deductions that are partially matched by the Company. For Nicor Gas employees hired on and after January 1, 1998, Nicor Gas makes an additional annual contribution, subject to service requirements, up to 1.5 percent of the participant’s actual base salary.  The Plan also accepts certain rollover contributions representing distributions from other qualified plans.  Participants direct the investment of their contributions, Company contributions and account balances into various investment options offered by the Plan.  To the extent a participant does not elect to invest their account balances in any investment fund, the committee has designated a qualified default investment fund.

Investments.  The Plan’s investment options currently include the Nicor Stock Fund (which invests primarily in Nicor Inc. common stock), 29 mutual funds and a stable value fund (the Vanguard Retirement Savings Trust III (“VRST”), a fully benefit-responsive common/collective trust fund).

Participant accounts.  Individual accounts are maintained for each Plan participant.  Each participant’s account is increased by the participant’s contributions, Company contributions and allocated plan investment earnings, and decreased by withdrawals, allocated plan investment losses and administrative expenses.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account balance.

Notes receivable from participants.  Participants may borrow up to the lesser of $50,000 or 50 percent of their vested account balance from their account.  Loans are repaid through payroll deductions over periods ranging from six months to five years, and are secured by the balance in the participant’s account.  The interest rate is established at the date of the loan and is based on the prime rate plus 1 percent.  The interest rate remains fixed over the life of the loan.

Vesting and forfeitures.  The participant’s contributions and earnings thereon are immediately vested. The Company’s contributions and earnings thereon are vested after the participant’s completion of three years of service or if the participant retires, becomes disabled or dies before completing three years of service.

If the participant’s interest in the Company’s contributions and earnings thereon is not vested, such interest will be forfeited if the participant’s employment with the Company is terminated.  If the participant is reemployed within five years by the Company, forfeited contributions and earnings thereon are restored to the participant’s account.  Any amounts forfeited by a participant are applied to reduce the amount of the Company’s contributions under the Plan.  During 2010 and 2009, the application of forfeitures reduced the Company’s contributions by $33,525 and $82,193, respectively, and at December 31, 2010 and 2009, the Plan had $33,190 and $9,882, respectively, of forfeitures available for application against future Company contributions.

Payment of benefits.  On termination of service due to retirement, disability, or death, a participant (or in certain instances, their beneficiary) may elect to defer distribution until attainment of age 70 ½, receive either a lump sum amount equal to the participant’s vested interest in his or her account balance or request certain payments over a specified period.  For termination of service for other reasons, a participant has the option to defer distribution until attainment of age 70 ½ if their vested account balance exceeds $1,000 or receive a lump sum distribution equal to the value of the vested interest in his or her account.

Suspensions and withdrawals.  A participant may suspend contributions and will continue to be a participant during the suspension period.

A participant may elect, under certain conditions, to withdraw certain participant contributions and earnings thereon prior to termination of employment.  The Company’s matching contributions and earnings thereon will not be distributed until the vested participant’s attainment of age 59 ½ or employment has been terminated.

Plan termination.  The Company reserves the right to amend, suspend or discontinue it at any time subject to the provisions of ERISA.  In the event of plan termination, participants will become fully vested in their account balances.

2.  ACCOUNTING POLICIES

Basis of accounting.  The financial statements of the Plan are prepared under the accrual method of accounting except for benefits paid to participants which are recorded when paid.

Use of estimates.  The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein.  Actual results could differ from those estimates.

New accounting pronouncement.  In 2010, the Plan retrospectively adopted the new requirements for reporting loans to participants, which requires participant loans be classified as a receivable, rather than a plan investment, and be measured at unpaid principal balance plus accrued interest, rather than fair value.  As a result of the adoption, the Plan reclassified $2,870,907 from Investment in Master Trust to Notes Receivable from Participants at December 31, 2009 and reclassified $156,696 from Net increase in Plan assets from investment activities of the Master Trust to Interest income on notes receivable from participants for the year ended December 31, 2009.

Subsequent events.  The Plan’s management evaluated subsequent events for potential recognition and disclosure through the date the financial statements were issued.

Risks and uncertainties.  The Plan utilizes various investment instruments, including Nicor Inc. common stock, mutual funds and a stable value fund.  Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility.  Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in their values will occur in the near term and such changes could materially affect the amounts reported in the financial statements.

Income recognition.  Purchases and sales of securities are recorded on the trade date.  Interest income is recorded on the accrual basis and dividends are recorded on the ex-dividend date.  Net increase (decrease) in Plan net assets includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Investment valuation.  The Plan states its interest in the Master Trust at the underlying fair value of the investments of the Master Trust.  The Statements of Net Assets Available for Benefits present investments at fair value, as well as an additional line item showing an adjustment for the stable value fund from fair value to contract value.  The Statements of Changes in Net Assets Available for Benefits presents changes in the stable value fund on a contract value basis and all other investments on a fair value basis. The fair values of the respective investments of the Master Trust are determined as noted in Note 5 – Master Trust Financial Information.

The stable value fund, or VRST, is fully benefit-responsive to the participants.  The difference between the valuation of fully benefit-responsive investments at fair value and contract value is reflected over time through the crediting rate.  Contract value represents contributions made plus interest accrued at the contract rate, less withdrawals.  To the extent the underlying portfolio has unrealized and/or realized gains/losses, an adjustment is made when reconciling from fair value to contract value.  As a result, the future crediting rate may be different than the current market rate.  The crediting rate of the contract resets every quarter based on the performance of the underlying investment portfolio.  The average crediting interest rate for the VRST was 3.6 percent and 3.3 percent at December 31, 2010 and 2009, respectively.  The average yield for this fund was 3.1 percent for both years ended December 31, 2010 and 2009, respectively.

The existence of certain conditions can limit the VRST’s ability to transact at contract value.  Specifically, any event outside the normal operation of the VRST that causes a withdrawal from an investment contract may result in a negative market value adjustment with respect to the withdrawal.  Examples of such events include, but are not limited to, partial or complete legal termination of the VRST or a unitholder, tax disqualification of the VRST or unitholder and certain VRST amendments if issuers’ consent is not obtained.

In general, issuers may terminate the contract and settle at other than contract value if there is a change in the qualification status of the participant, employer or plan; a breach of material obligations under the contract and misrepresentation by the contract holder; or failure of the underlying portfolio to conform to the pre-established investment guidelines.  As of December 31, 2010, Plan management believes that the occurrence of an event that would cause the VRST to transact at less than contract value is not probable.

3.  TRANSFERS TO NICOR COMPANIES SAVINGS INVESTMENT PLAN

When the employment status of a participant changes between a union employee covered by a collective bargaining agreement and a nonunion employee not covered by a collective bargaining agreement, eligibility for participation shifts between the Nicor Gas Thrift Plan and this Plan.  When eligibility changes, the account balance of the participant is transferred to the corresponding plan.  During 2010 and

2009, amounts transferred from the Nicor Gas Thrift Plan to the Nicor Companies Savings Investment Plan were $114,586 and $328,173, respectively.

During 2010, the Nicor Oil & Gas Corporation Retirement Savings Investment Plan was terminated and merged into this Plan.  The amount transferred to the Nicor Companies Savings Investment Plan was $58,364.

4.  EXEMPT PARTY-IN-INTEREST TRANSACTIONS

The Plan invests in shares of mutual funds and a stable value fund managed by an affiliate of VFTC.  VFTC acts as trustee for those investments as defined by the Plan.  Transactions in such investments qualify as party-in-interest transactions and are exempt from the prohibited transaction rules. Fees paid by the Plan for investment management services were included as a reduction of the return earned by each fund.

At December 31, 2010 and 2009, the Plan held 225,240 and 250,069 shares, respectively, of common stock of Nicor Inc., the sponsoring employer, with a cost basis of $8,355,866 and $8,983,835, respectively.  During each of the years ended December 31, 2010 and 2009, the Plan recorded dividend income of $456,032 and $480,128, respectively, related to Nicor Inc. common stock.

5.  MASTER TRUST FINANCIAL INFORMATION

Use of the Master Trust permits the commingling of the Plan’s assets with the assets of the Nicor Gas Thrift Plan for investment and administrative purposes.  Although assets of both plans are commingled in the Master Trust, the Trustee maintains supporting records for each of the participating plans.  The net investment income of the investment assets is allocated daily by the Trustee to each participating plan based on the relationship of the interest of each plan to the total of the interests of both participating plans.

The Master Trust’s net assets as of December 31 are as follows:

	2010	2009
Assets:
General investments (at fair value):
Stable value fund*	$114,953,405	$110,463,871
Nicor Inc. common stock*	25,517,357	23,437,407
Registered investment companies*	196,399,172	168,474,108

Net assets in the Master Trust, at fair value	336,869,934	302,375,386

Adjustment from fair value to contract value for the stable value fund	(4,526,648)	(2,388,026)

Net assets in the Master Trust	$332,343,286	$299,987,360

Plan’s interest in the Master Trust’s net assets, at fair value	$191,131,284	$169,632,778

Plan’s percentage interest in the Master Trust’s net assets, at fair value	57%	56%

* Party-in-interest investments.

The fair value of the Plan’s interest in the Master Trust’s investments that represent five percent or more of the Plan’s net assets available for benefits as of December 31 are as follows:

	2010	2009

Vanguard 500 Index Fund Investor Shares	$23,850,175	$21,068,811
Vanguard Developed Markets Index Fund	-	9,266,662
Vanguard Small-Cap Index Fund Investor Shares	13,691,347	10,717,121
Vanguard Wellington Fund Investor Shares	18,732,097	17,852,185
Nicor Inc. common stock	11,243,971	10,527,921
VRST**	58,278,962	55,352,811

** At December 31, 2010 and 2009, the contract values of the VRST were $55,984,047 and $54,156,185, respectively.

The increase in the Master Trust’s net assets derived from investment activities for the years ended December 31 follows:

	2010	2009
Investment income:
Dividends on Nicor Inc. common stock	$996,602	$1,028,216
Net change in the market value of Nicor Inc. common stock	3,992,528	4,348,730
Distributions from the stable value fund	3,318,253	3,368,741
Income from registered investment companies:
Distributions	4,013,629	3,409,839
Net investment gain	21,277,070	30,470,796
Other	273,774	56,282

	33,871,856	42,682,604

Administrative expenses	(74,823)	(50,566)

Increase in the Master Trust’s net assets derived from investment activities	$33,797,033	$42,632,038

Plan’s interest in increase in the Master Trust’s net assets derived from investment activities	$19,480,775	$25,037,915

When available and appropriate, the Master Trust uses quoted market prices in active markets to determine fair value and classifies such items within Level 1.  Securities not traded on an active market but for which observable market inputs are readily available are classified within Level 2.  The fair value of the Master Trust’s investments is categorized in the table below based upon the valuation inputs.  There were no Level 3 inputs at December 31, 2010 and 2009.

	Quoted prices in active markets	Significant observable inputs
	(Level 1)	(Level 2)	Total
December 31, 2010
Stable value fund	$-	$114,953,405	$114,953,405
Nicor Inc. common stock	25,517,357	-	25,517,357
Registered investment companies:
Bond funds	19,383,836	-	19,383,836
Balanced funds	48,317,671	-	48,317,671
Domestic stock funds	107,993,203	-	107,993,203
International stock funds	20,704,462	-	20,704,462
	$221,916,529	$114,953,405	$336,869,934

December 31, 2009
Stable value fund	$-	$110,463,871	$110,463,871
Nicor Inc. common stock	23,437,407	-	23,437,407
Registered investment companies:
Bond funds	16,401,723	-	16,401,723
Balanced funds	42,547,164	-	42,547,164
Domestic stock funds	90,411,252	-	90,411,252
International stock funds	19,113,969	-	19,113,969
	$191,911,515	$110,463,871	$302,375,386

The stable value fund, or VRST, provides participants a stable value investment option that simulates the performance of a guaranteed investment contract and invests primarily in a pool of investments, including contracts that are issued by insurance companies and commercial banks and in contracts that are backed by high quality bonds, bond trusts and bond mutual funds.  Depending on the type of underlying investment, fair value is comprised of: 1) the expected future cash flows for each contract discounted to present value, 2) the aggregate net asset values of the underlying investments in mutual funds and bond trusts as determined by their quoted market prices and 3) the value of wrap contracts, if any.  The overall fair value of the stable value fund is based on significant observable inputs and is classified within Level 2.

Shares of Nicor Inc. common stock are valued at the closing price on the New York Stock Exchange and are classified within Level 1.

Registered investment companies include actively-traded mutual funds.  Shares of mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Master Trust at year-end and are classified within Level 1.  Bond funds are diversified across a broad range of investment grade corporate bonds and other fixed income securities.  Balanced funds are asset allocation funds that seek both capital appreciation and current income through stock and bond holdings.  Domestic stock funds are diversified across small, mid and large cap equity investments.  International stock funds are diversified across countries and capitalization size in order to maintain a broad market representation of non-U.S. markets.

6.  FEDERAL INCOME TAX STATUS

The IRS has determined and informed the Company by a letter dated April 5, 2010, that the Plan and related Master Trust were tax exempt under Section 401(a) of the Internal Revenue Code (the “Code”).  The Plan has since been amended and restated, and Plan management believes that the Plan and related Master Trust continue to be designed and operated in compliance with the requirements of the Code.  Therefore, no provision for income taxes has been included in the Plan’s financial statements.  The Plan is subject to routine audits by the Internal Revenue Service; however, there are currently no audits for any tax periods in progress.  The Plan’s management believes it is no longer subject to income tax examinations for years prior to 2008.

7.  RECONCILIATION TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500 at December 31:

	2010	2009
Net assets available for benefits per the financial statements	$192,951,973	$172,108,624
Adjustment from fair value to contract value for the stable value fund	2,294,915	1,196,626
Less: Deemed distributions included as expense in the Form 5500	13,379	8,960
Net assets available for benefits per Form 5500	$195,233,509	$173,296,290

The following is a reconciliation of the net increase per the Statements of Changes in Net Assets Available for Benefits to net income per Form 5500 for the year ended December 31:

	2010	2009
Net increase per the financial statements	$20,843,349	$28,978,592
Adjustment from fair value to contract value for the stable value fund	1,098,289	1,196,626
Less: Transfers in per the financial statements	172,950	328,173
Deemed distributions included in benefits paid to participants in the Form 5500	4,419	8,960
Net income per Form 5500	$21,764,269	$29,838,085

Nicor Companies Savings Investment Plan
Form 5500 - Schedule H, Part IV, Line 4(i) - Schedule of Assets (Held at End of Year)
December 31, 2010

Identity of Issue, Borrower or Similar Party		Description of Investment	Current Value

(A)	Investments held in Master Trust, at fair value	Various	$191,131,284

(A)	Various participants	Participant loans earning interest from 4.25% to 9.25%, maturing from 2011 through 2015	3,227,235

	Total		$194,358,519

(A)	Denotes party-in-interest investment

Nicor Gas Thrift Plan
(Employer Identification
No. 36-2863847 Plan No. 8)

Financial Statements as of and for the
Years Ended December 31, 2010 and 2009 and
Supplemental Schedule Required for Form 5500
as of December 31, 2010, and
Report of Independent Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Nicor Gas Thrift Plan Committee:

We have audited the accompanying statements of net assets available for benefits of Nicor Gas Thrift Plan (the "Plan") as of December 31, 2010 and 2009, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2010 and 2009, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of  assets (held at end of year) as of December 31, 2010, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2010 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ DELOITTE & TOUCHE LLP

Chicago, Illinois
June 15, 2011

Nicor Gas Thrift Plan
Statements of Net Assets Available for Benefits

	December 31
	2010	2009
Assets:
Participant-directed investments in Master
Trust, at fair value	$145,738,650	$132,742,608

Receivables:
Notes receivable from participants	5,450,791	4,610,404
Employer contributions	372,257	334,887
Participant contributions	168,015	161,206
	5,991,063	5,106,497

Net assets available for benefits, at fair value	151,729,713	137,849,105

Adjustment from fair value to contract value for the stable value fund	(2,231,733)	(1,191,400)

Net assets available for benefits	$149,497,980	$136,657,705

Statements of Changes in Net Assets Available for Benefits

	Year ended December 31
	2010	2009

Net increase in Plan assets from investment activities of the Master Trust	$14,316,258	$17,594,123

Contributions:
Participant	4,332,964	4,102,566
Employer	2,027,041	1,947,267
	6,360,005	6,049,833

Interest income on notes receivable from participants	269,327	312,225

Benefits paid to participants	(7,990,729)	(5,828,076)

Transfers out	(114,586)	(328,173)

Net increase	12,840,275	17,799,932

Net assets available for benefits at beginning of year	136,657,705	118,857,773

Net assets available for benefits at end of year	$149,497,980	$136,657,705

The accompanying notes are an integral part of these statements.

Nicor Gas Thift Plan
Notes to the Financial Statements
For the Years Ended December 31, 2010 and 2009

1.  DESCRIPTION OF THE PLAN

The following description of the Nicor Gas Thrift Plan (the “Plan”) provides only general information.  Participants should refer to the Plan agreement for more detailed information.

The Plan.  The Plan is a defined contribution plan that is designed to provide retirement benefits to substantially all employees of Northern Illinois Gas Company (doing business as Nicor Gas Company) (the “Company” or “Plan Sponsor”) represented by a collective bargaining agreement.  Plan investments are commingled with those of the Nicor Companies Savings Investment Plan and held for safekeeping and investment by the Nicor Companies Savings Investment Plan and Nicor Gas Thrift Plan Trust (the “Master Trust”).  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

The Plan Sponsor is wholly owned by Nicor Inc. (“Nicor”).  In December 2010, Nicor and AGL Resources, Inc. entered into a definitive merger agreement, which Nicor expects will be complete in the second half of 2011.  Completion of the merger is conditioned upon, among other things, the receipt of various regulatory approvals, including the Illinois Commerce Commission.

Plan administration.  Authority to control and manage the operation and administration of the Plan is vested in a committee appointed by the Board of Directors of the Company.  The Vanguard Fiduciary Trust Company (“VFTC”) acts as trustee for the Master Trust and holds the investments of the Plan under the terms of a trust agreement.  The VFTC also acts as investment manager for certain assets of the Plan.  Certain administrative expenses associated with the operation of the Plan are paid from Plan assets.

Contributions.  Subject to Plan and Internal Revenue Service (“IRS”) limitations, the participant may elect to make either tax-deferred or after-tax contributions, or a combination thereof, by payroll deductions that are partially matched by the Company.  Beginning on October 5, 2009, participants may also elect to: 1) make after-tax Roth 401(k) contributions, 2) increase their pre-tax deferral percentage to 50 percent, 3) make rollover contributions from qualified plans and 4) make catch up contributions (if the participant is age 50 or older).  For employees hired on and after January 1, 1998, the Company makes an additional annual contribution, subject to service requirements, up to 1.4 percent of the participant’s base pay.  Participants direct the investment of their contributions, Company contributions and account balances into various investment options offered by the Plan.  To the extent a participant does not elect to invest their account balances in any investment fund, the committee has designated a qualified default investment fund.

Investments.  The Plan’s investment options currently include the Nicor Stock Fund (which invests primarily in Nicor Inc. common stock), 29 mutual funds and a stable value fund (the Vanguard Retirement Savings Trust III (“VRST”), a fully benefit-responsive common/collective trust fund).

Participant accounts.  Individual accounts are maintained for each Plan participant.  Each participant’s account is increased by the participant’s contributions, Company contributions and allocated plan investment earnings, and decreased by withdrawals, allocated plan investment losses and administrative expenses.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account balance.

Notes receivable from participants.  Participants may borrow up to the lesser of $50,000 or 50 percent of their vested account balance from their account.  Loans are repaid through payroll deductions over periods ranging from six months to five years, and are secured by the balance in the participant’s account.  The interest rate is established at the date of the loan and is based on the prime rate plus 1 percent.  The interest rate remains fixed over the life of the loan.

Vesting and forfeitures.  The participant’s contributions and earnings thereon are immediately vested. The Company’s contributions and earnings thereon are vested after the participant’s completion of three years of service or if the participant retires, becomes disabled or dies before completing three years of service.

If the participant’s interest in the Company’s contributions and earnings thereon is not vested, such interest will be forfeited if the participant’s employment with the Company is terminated.  If the participant is reemployed within five years by the Company, forfeited contributions and earnings thereon are restored to the participant’s account.  Any amounts forfeited by a participant are applied to reduce the amount of the Company’s contributions under the Plan.  During 2010 and 2009, the application of forfeitures reduced the Company’s contributions by $13,543 and $22,976, respectively, and at December 31, 2010 and 2009, the Plan had $1,468 and $4,545, respectively, of forfeitures available for application against future Company contributions.

Payment of benefits.  On termination of service due to retirement, disability, or death, a participant (or in certain instances, their beneficiary) may elect to defer distribution until attainment of age 70 ½, receive either a lump sum amount equal to the participant’s vested interest in his or her account balance or request certain payments over a specified period.  For termination of service for other reasons, a participant has the option to defer distribution until attainment of age 70 ½ if their vested account balance exceeds $1,000 or receive a lump sum distribution equal to the value of the vested interest in his or her account.

Suspensions and withdrawals.  A participant may suspend contributions and will continue to be a participant during the suspension period.

A participant may elect, under certain conditions, to withdraw certain participant contributions and earnings thereon prior to termination of employment.  The Company’s matching contributions and earnings thereon will not be distributed until the vested participant’s attainment of age 59 ½ or employment has been terminated.

Plan termination.  The Company reserves the right to amend, suspend or discontinue it at any time in a manner consistent with any collective bargaining agreement and subject to the provisions of ERISA.  In the event of plan termination, participants will become fully vested in their account balances.

2.  ACCOUNTING POLICIES

Basis of accounting.  The financial statements of the Plan are prepared under the accrual method of accounting except for benefits paid to participants which are recorded when paid.

Use of estimates.  The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein.  Actual results could differ from those estimates.

New accounting pronouncement.  In 2010, the Plan retrospectively adopted the new requirements for reporting loans to participants, which requires participant loans be classified as a receivable, rather than a plan investment, and be measured at unpaid principal balance plus accrued interest, rather than fair value. As a result of the adoption, the Plan reclassified $4,610,404 from Investment in Master Trust to Notes Receivable from Participants at December 31, 2009 and reclassified $312,225 from Net increase in Plan assets from investment activities of the Master Trust to Interest income on notes receivable from participants for the year ended December 31, 2009.

Subsequent events.  The Plan’s management evaluated subsequent events for potential recognition and disclosure through the date the financial statements were issued.

Risks and uncertainties.  The Plan utilizes various investment instruments, including Nicor Inc. common stock, mutual funds and a stable value fund.  Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility.  Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in their values will occur in the near term and such changes could materially affect the amounts reported in the financial statements.

Income recognition.  Purchases and sales of securities are recorded on the trade date.  Interest income is recorded on the accrual basis and dividends are recorded on the ex-dividend date.  Net increase (decrease) in Plan net assets includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Investment valuation.  The Plan states its interest in the Master Trust at the underlying fair value of the investments of the Master Trust.  The Statements of Net Assets Available for Benefits present investments at fair value, as well as an additional line item showing an adjustment for the stable value fund from fair value to contract value.  The Statements of Changes in Net Assets Available for Benefits presents changes in the stable value fund on a contract value basis and all other investments on a fair value basis.  The fair values of the respective investments of the Master Trust are determined as noted in Note 5 – Master Trust Financial Information.

The stable value fund, or VRST, is fully benefit-responsive to the participants.  The difference between the valuation of fully benefit-responsive investments at fair value and contract value is reflected over time through the crediting rate.  Contract value represents contributions made plus interest accrued at the contract rate, less withdrawals.  To the extent the underlying portfolio has unrealized and/or realized gains/losses, an adjustment is made when reconciling from fair value to contract value.  As a result, the future crediting rate may be different than the current market rate.  The crediting rate of the contract resets every quarter based on the performance of the underlying investment portfolio.  The average crediting interest rate for the VRST was 3.6 percent and 3.3 percent at December 31, 2010 and 2009, respectively.  The average yield for this fund was 3.1 percent for both years ended December 31, 2010 and 2009, respectively.

The existence of certain conditions can limit the VRST’s ability to transact at contract value.  Specifically, any event outside the normal operation of the VRST that causes a withdrawal from an investment contract may result in a negative market value adjustment with respect to the withdrawal.  Examples of such events include, but are not limited to, partial or complete legal termination of the VRST or a unitholder, tax disqualification of the VRST or unitholder and certain VRST amendments if issuers’ consent is not obtained.

In general, issuers may terminate the contract and settle at other than contract value if there is a change in the qualification status of the participant, employer or plan; a breach of material obligations under the contract and misrepresentation by the contract holder; or failure of the underlying portfolio to conform to the pre-established investment guidelines.  As of December 31, 2010, Plan management believes that the occurrence of an event that would cause the VRST to transact at less than contract value is not probable.

3.  TRANSFERS TO NICOR COMPANIES SAVINGS INVESTMENT PLAN

When the employment status of a participant changes between a union employee covered by a collective bargaining agreement and a nonunion employee not covered by a collective bargaining agreement, eligibility for participation shifts between this Plan and the Nicor Companies Savings Investment Plan.

When eligibility changes, the account balance of the participant is transferred to the corresponding plan.  During 2010 and 2009, amounts transferred from the Nicor Gas Thrift Plan to the Nicor Companies Savings Investment Plan were $114,586 and $328,173, respectively.

4.  EXEMPT PARTY-IN-INTEREST TRANSACTIONS

The Plan invests in shares of mutual funds and a stable value fund managed by an affiliate of VFTC.  VFTC acts as trustee for those investments as defined by the Plan.  Transactions in such investments qualify as party-in-interest transactions and are exempt from the prohibited transaction rules. Fees paid by the Plan for investment management services were included as a reduction of the return earned by each fund.

At December 31, 2010 and 2009, the Plan held 285,925 and 306,639 shares, respectively, of common stock of Nicor Inc., the sponsoring employer, with a cost basis of $10,221,118 and $10,389,325, respectively.  During each of the years ended December 31, 2010 and 2009, the Plan recorded dividend income of $540,570 and $548,088, respectively, related to Nicor Inc. common stock.

5.  MASTER TRUST FINANCIAL INFORMATION

Use of the Master Trust permits the commingling of the Plan’s assets with the assets of the Nicor Companies Savings Investment Plan for investment and administrative purposes.  Although assets of both plans are commingled in the Master Trust, the Trustee maintains supporting records for each of the participating plans.  The net investment income of the investment assets is allocated daily by the Trustee to each participating plan based on the relationship of the interest of each plan to the total of the interests of both participating plans.

The Master Trust’s net assets as of December 31 are as follows:

	2010	2009
Assets:
General investments (at fair value):
Stable value fund*	$114,953,405	$110,463,871
Nicor Inc. common stock*	25,517,357	23,437,407
Registered investment companies*	196,399,172	168,474,108

Net assets in the Master Trust, at fair value	336,869,934	302,375,386

Adjustment from fair value to contract value for the stable value fund	(4,526,648)	(2,388,026)

Net assets in the Master Trust	$332,343,286	$299,987,360

Plan’s interest in the Master Trust’s net assets, at fair value	$145,738,650	$132,742,608

Plan’s percentage interest in the Master Trust’s net assets, at fair value	43%	44%

* Party-in-interest investments.

The fair value of the Plan’s interest in the Master Trust’s investments that represent five percent or more of the Plan’s net assets available for benefits as of December 31 are as follows:

	2010	2009

Vanguard 500 Index Fund Investor Shares	$16,726,504	$14,990,836
Vanguard Small-Cap Index Fund Investor Shares	11,330,307	8,846,820
Vanguard Wellington Fund Investor Shares	13,446,655	12,671,170
Nicor Inc. common stock	14,273,386	12,909,486
VRST**	56,674,443	55,111,060

** At December 31, 2010 and 2009, the contract values of the VRST were $54,442,710 and $53,919,660, respectively.

The increase in the Master Trust’s net assets derived from investment activities for the years ended December 31 follows:

	2010	2009
Investment income:
Dividends on Nicor Inc. common stock	$996,602	$1,028,216
Net change in the market value of Nicor Inc. common stock	3,992,528	4,348,730
Distributions from the stable value fund	3,318,253	3,368,741
Income from registered investment companies:
Distributions	4,013,629	3,409,839
Net investment gain	21,277,070	30,470,796
Other	273,774	56,282

	33,871,856	42,682,604

Administrative expenses	(74,823)	(50,566)

Increase in the Master Trust’s net assets derived from investment activities	$33,797,033	$42,632,038

Plan’s interest in increase in the Master Trust’s net assets derived from investment activities	$14,316,258	$17,594,123

When available and appropriate, the Master Trust uses quoted market prices in active markets to determine fair value and classifies such items within Level 1.  Securities not traded on an active market but for which observable market inputs are readily available are classified within Level 2.  The fair value of the Master Trust’s investments is categorized in the table below based upon the valuation inputs.  There were no Level 3 inputs at December 31, 2010 and 2009.

	Quoted prices in active markets	Significant observable inputs
	(Level 1)	(Level 2)	Total
December 31, 2010
Stable value fund	$-	$114,953,405	$114,953,405
Nicor Inc. common stock	25,517,357	-	25,517,357
Registered investment companies:
Bond funds	19,383,836	-	19,383,836
Balanced funds	48,317,671	-	48,317,671
Domestic stock funds	107,993,203	-	107,993,203
International stock funds	20,704,462	-	20,704,462
	$221,916,529	$114,953,405	$336,869,934

December 31, 2009
Stable value fund	$-	$110,463,871	$110,463,871
Nicor Inc. common stock	23,437,407	-	23,437,407
Registered investment companies:
Bond funds	16,401,723	-	16,401,723
Balanced funds	42,547,164	-	42,547,164
Domestic stock funds	90,411,252	-	90,411,252
International stock funds	19,113,969	-	19,113,969
	$191,911,515	$110,463,871	$302,375,386

The stable value fund, or VRST, provides participants a stable value investment option that simulates the performance of a guaranteed investment contract and invests primarily in a pool of investments, including contracts that are issued by insurance companies and commercial banks and in contracts that are backed by high quality bonds, bond trusts and bond mutual funds.  Depending on the type of underlying investment, fair value is comprised of: 1) the expected future cash flows for each contract discounted to present value, 2) the aggregate net asset values of the underlying investments in mutual funds and bond trusts as determined by their quoted market prices and 3) the value of wrap contracts, if any.  The overall fair value of the stable value fund is based on significant observable inputs and is classified within Level 2.

Shares of Nicor Inc. common stock are valued at the closing price on the New York Stock Exchange and are classified within Level 1.

Registered investment companies include actively-traded mutual funds.  Shares of mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Master Trust at year-end and are classified within Level 1.  Bond funds are diversified across a broad range of investment grade corporate bonds and other fixed income securities.  Balanced funds are asset allocation funds that seek both capital appreciation and current income through stock and bond holdings.  Domestic stock funds are diversified across small, mid and large cap equity investments.  International stock funds are diversified across countries and capitalization size in order to maintain a broad market representation of non-U.S. markets.

6.  FEDERAL INCOME TAX STATUS

The IRS has determined and informed the Company by a letter dated April 5, 2010, that the Plan and related Master Trust were tax exempt under Section 401(a) of the Internal Revenue Code (the “Code”).  The Plan has since been amended and restated, and Plan management believes that the Plan and related Master Trust continue to be designed and operated in compliance with the requirements of the Code.  Therefore, no provision for income taxes has been included in the Plan’s financial statements.  The Plan is subject to routine audits by the Internal Revenue Service; however, there are currently no audits for any tax periods in progress.  The Plan’s management believes it is no longer subject to income tax examinations for years prior to 2008.

7.  RECONCILIATION TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500 at December 31:

	2010	2009
Net assets available for benefits per the financial statements	$149,497,980	$136,657,705
Adjustment from fair value to contract value for the stable value fund	2,231,733	1,191,400
Less: Deemed distributions included as expense in the Form 5500	46,648	3,985
Net assets available for benefits per Form 5500	$151,683,065	$137,845,120

The following is a reconciliation of the net increase per the Statements of Changes in Net Assets Available for Benefits to net income per Form 5500 for the year ended December 31:

	2010	2009
Net increase per the financial statements	$12,840,275	$17,799,932
Adjustment from fair value to contract value for the stable value fund	1,040,333	1,191,400
Transfers out per the financial statements	114,586	328,173
Less: Deemed distributions included in benefits paid to participants in the Form 5500	42,663	-
Net income per Form 5500	$13,952,531	$19,319,505

Nicor Gas Thrift Plan
Form 5500 - Schedule H, Part IV, Line 4(i) - Schedule of Assets (Held at End of Year)
December 31, 2010

Identity of Issue, Borroweror Similar Party		Description of Investment	Current Value

(A)	Investments held in Master Trust, at fair value	Various	$145,738,650

(A)	Various participants	Participant loans earning interest from 4.25% to 9.25%, maturing from 2011 through 2016	5,404,143

	Total		$151,142,793

(A)	Denotes party-in-interest investment

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plans) have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.

Nicor Companies Savings Investment Plan
and Nicor Gas Thrift Plan

Date: June 15, 2011	/s/ REBECCA C. MEGGESIN
Rebecca C. Meggesin
Plan Administrator and
Vice President Human Resources, Nicor Inc.

Exhibit Index

Exhibit
Number	Description of Document

23.01	Consent of Independent Registered Public Accounting Firm – Nicor Companies Savings Investment Plan

23.02	Consent of Independent Registered Public Accounting Firm – Nicor Gas Thrift Plan